Attorney Client Privileged

July 21, 2008

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Synopsys, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2007
Form 10-Q for the Fiscal Quarter Ended January 31, 2008
File No. 000-19807

Dear Mr. Krikorian:

On behalf of Synopsys, Inc. (“Synopsys” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 7, 2008 and in response to our letter to you dated June 12, 2008, with respect to the periodic reports referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience, have been incorporated into this response letter.

Synopsys, Inc. 10-K for the Fiscal Year Ended October 31, 2007

Item 1. Business, page 1

Sales, Distribution and Backlog, page 7

1.              We note your response to prior comment 1. We are unable to concur with your assertion that because software is an intangible product and you do not maintain greater inventories for Intel, you “do not sell the major part” of your product or services to Intel.  Additionally, your assertion that you would “continue as a strong going-concern” if the Intel agreement was terminated does not appear dispositive of the issue of whether you are “substantially dependent” on this agreement.  We therefore reissue our prior comment.  It appears that you are dependent to material extent on the revenues generated under the Intel agreement.  In this regard, please provide us with an analysis of the effect on your business if you were to lose 11% of your revenues because of termination of your agreement with Intel.  In your response, specifically address your risk factor disclosure on page 14 regarding your dependence on a small number of customers the loss of one of which “could have an adverse effect on [y]our subsequent revenue and/or earnings.”  Also tell us the factual basis for your belief that you would still anticipate achieving total revenues approximately equal to that achieved in fiscal 2007 if the Intel agreement were terminated at the beginning of the fiscal 2008.

We Believe that Item 601(b)(10)(ii) of Regulation S-K Requires an Agreement with a Customer to be Filed Only if a Company is Substantially Dependent upon the Agreement.

Item 601(b)(10)(ii) of Regulation S-K provides that a contract that ordinarily accompanies the kind of business conducted by a registrant need not be filed unless it is a

“contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

As the agreement at issue is a purchase agreement with a customer, we believe the analysis focuses on the first clause of Item 601(b)(10)(ii), namely is the purchase agreement with Intel Corporation a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services . . .”

We Respectfully Submit that Our Intel Agreement is Made in the Ordinary Course of Business

We respectfully submit that our purchase agreement with Intel Corporation is of the type that ordinarily accompanies our business of providing electronic design automation, or EDA, software and related services to semiconductor design companies.  The vast majority of our customer contracts, including our agreement with Intel, are multi-year agreements which are neither cancelable or terminable by the customer except in the unlikely event of our uncured material breach.  These agreements are what we call technology subscription licenses, or TSLs, which provide customers with rights to use copies of our software products for a limited period of time.  The structure of our agreement with Intel is in line with these customer agreements while terms such as the number of copies that Intel may use and the contract duration are different.  We agree that the tangible versus intangible nature of our products is not dispositive of whether we sell a “major part” of our products to Intel.  However, because software is an intangible product, we do not have manufacturing constraints, and we can produce and sell as many copies of our products as our customers desire in the ordinary course of our business. While the Intel agreement is larger than other agreements, it is the type of agreement that ordinarily accompanies our business.

We Respectfully Submit that Our Business is Not Substantially Dependent Upon Our Agreement with Intel

There does not appear to be a bright line quantitative test in either the federal securities laws or U.S. generally accepted accounting principles of the words “major part” or “substantially dependent.”  We respectfully submit that such determination is a matter of judgment depending upon facts and circumstances, and must be evaluated in terms of the impact on the issuer’s business.  We believe that given our financial condition, number of customers, historical revenue growth and time-based business model, a threshold significantly higher than 10% to 11% of revenue from one customer agreement would be required to render us “substantially dependent” upon such customer agreement.

We believe that the loss of this agreement with Intel would not fundamentally undermine or alter our business as would be the case if we were “substantially dependent” upon the agreement with Intel.  Our revenue for fiscal 2007 was $1.212 billion and our public guidance for fiscal 2008, as of May 21, 2008, is in the range of $1.325 billion to $1.340 billion, representing an approximate $113.0 to $128.0 million increase in revenue.  Therefore, if our agreement with Intel was hypothetically terminated at the beginning of fiscal 2008 and we were unable to recognize any expected revenue in fiscal 2008 attributable to such agreement, we would still expect to achieve within 2% of our fiscal 2007 revenue in fiscal 2008.  In addition, assuming such termination and inability to recognize revenue in fiscal 2008, we would still expect to remain profitable in fiscal 2008, even if our operating expenses increase from fiscal 2007 as they are expected to do in fiscal 2008.  We would also generate positive cash flows from operations.  Of course we would strive to adjust our operating expenses to match our expected revenues if we were to lose a significant customer, but for purposes of our analysis we believe that being able to maintain profitability and positive cash flows from operations without reducing current operating expenses is a significant factor in considering whether we are “substantially dependent” upon the agreement with Intel.(1)

Based Upon Our Expected Growth, the Percentage of Our Total Revenue Attributable to the Intel Agreement is Likely to be Less Than 10% in Fiscal 2009

While we believe that percentage of revenue alone is insufficient to analyze substantial dependence, it should be noted that due to our historical and projected growth, the percentage of total revenue attributable to our agreement with Intel is decreasing.  Our revenues have grown at a three-year compound annual growth rate of 7.4%.  As we have grown, revenue attributable to Intel decreased from 13% of total revenue in 2005 to 11% in the last two fiscal years.  Based upon our public guidance in May 2008 of expected growth, we currently expect the percentage of total revenue attributable to our agreement with Intel to continue to decrease as a percentage of total revenue, to slightly more than 10% for fiscal 2008.  Based upon our preliminary commentary of targeted revenue growth in fiscal 2009, which we provided publicly on May 21, 2008, we currently expect the percentage of total revenue attributable to our agreement with Intel to decrease to less than 10% for fiscal 2009.

(1) We respectfully note that Staff Accounting Bulletin No. 99 “Materiality” instructs registrants to consider whether a “misstatement changes a loss into income or vice versa” as a factor to consider in a restatement analysis and by analogy we believe that same consideration is relevant in an analysis of “substantially dependent.”

We Distinguish “Adverse Affect” from “Substantially Dependent”

We do not believe that our risk factor disclosure is inconsistent with our assertion that we are not “substantially dependent” upon our agreement with Intel Corporation.  On page 14 of our Annual Report on Form 10-K for the year ended October 31, 2007 we disclosed that “[w]e rely on a small number of customers for a large portion of our revenue and the loss of one of such customers could have an adverse effect on our subsequent revenue and/or earnings.” The risk factor does not state that we substantially depend upon any specific customer, as we believe such a disclosure would not be accurate.  The risk factor indicates that there could be an adverse effect on our revenue and/or earnings based upon the loss of one of our larger customers.  We have included this risk factor because the risk inherent in a concentration of a smaller number of customers generating a larger portion of our revenue is a “significant factor” for purposes of Item 503(c) of Regulation S-K.  We do not believe that acknowledging this risk means we are “substantially dependent” upon any agreement with one of our large customers for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.  However, having reviewed our risk factor disclosure in light of the Staff’s comments, we will revise our disclosure in future filings as follows: “A large portion of our revenue is comprised from a small number of customers.  While our agreements with such customers are binding multi-year agreements, if we were to lose these customers or if they did not renew their agreements with us, our financial results could be adversely affected over time.”  We will also continue to evaluate our relationships with our major customers to determine whether we become “substantially dependent” upon any such customer.

Based on the foregoing, we respectfully submit that we are not “substantially dependent” on our agreement with Intel Corporation for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K and, therefore, do not believe that we are required to file such agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

2.              We note your response to prior comment 4 in which we asked you to discuss the extent to which changes in revenues from period to period are due to changes in prices or changes in volume, as well as pricing pressure in your industry, as required by Item 303(a)(3)(iii) of Regulation S-K.  Your response states that “it is difficult if not impossible to isolate and quantify” the impact of various changes on revenues.  Your disclosure, however, appears to indicated that the price of your products has a direct impact on your revenues. For instance, your disclosure on page 8 of your 10-K states that “[i]n recent years, you have increasingly competed on the basis of payment terms and price.  In some situations, in order to win business [you] must offer substantial discounts on [y]our products due to competitive factors.  In other situations, [you] may lose potential business to a competitor offering a lower price.”  In addition, you note in your response that in your most recent 10-Q, you have disclosed that your customers are increasingly focused on reducing their overall cost of product design, development and manufacturing.  Item 303(a)(3)(iii) of Regulation S-K requires that to the extent that your financial statements disclose material increases in net sales or revenues, you must provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.  If it is impossible for you to quantify the amount of material increases in net sales attributable to increases in prices or volume, you should provide narrative discussion clearly explaining your management’s views as to the reason or reasons for the increase.  The additional information you provided in your supplemental response appears to be a starting point for such disclosure, and you should consider expanding the Business Environment section of your MD&A in future filings to include this additional information.

We respectfully acknowledge the Staff’s comment and we will expand the Business Environment section of our MD&A in future filings to include the additional information in accordance with Item 303(a)(3(iii) of Regulation S-K.  For your convenience, we have included this expanded “Business Environment” sub-section below, based upon the environment as we know it today.

Business Environment

We generate substantially all of our revenue from customers in the semiconductor and electronics industries. Our customers typically fund purchases of our software and services largely out of their research and development (R&D) budgets and, to a lesser extent, their manufacturing and capital budgets. As a result, a customer’s business outlook and willingness to invest in new and increasingly complex chip designs affects their spending decisions and vendor selections.

The Electronic Design Automation (EDA) industry in which we operate is very competitive.   No one factor drives an EDA customer’s buying decision and we compete on all fronts to capture a higher portion of our customers’ R&D budget. Our customer arrangements are complex, involving hundreds of products and various license rights.

Many of our customers are large businesses, purchasing substantially all of the capabilities our software products offer.  Our customers are increasingly focused on reducing their overall costs by demanding a broader portfolio of solutions, support and services.  In addition, they bargain intensely on all aspects of the contractual arrangement, seeking more favorable terms at an overall lower cost.  As such, customers generally negotiate the total value of the arrangement rather than just unit pricing or volumes.

We provide our products in five common groupings, or platforms, with hundreds of products within each platform. We enhance the value of our offerings by providing additional rights such as multiple copies of the tools, post-contract customer support, expanded license usage related to duration, location and quantity, contractor and site access, future purchase rights and other unique rights.

In some instances, we provide customers with the ability to purchase pools of technology to address a broad spectrum of their design needs and enable our customers to exchange certain quantities of licensed software for unspecified future technology.  We also offer post-contract customer support and services.  These elements of added value, in addition to per-copy pricing, are some of the many factors which our customers consider when make purchasing decisions.

Historically, revenue has grown primarily as a result of increased customer demand for these additional rights related to our products, and, more recently, as a result of the impact of our business model shift as discussed below.  In general, as our customers negotiate increased rights, the value of the contracts with those customers increases.  Collectively, the increase in the value of all of our customer contracts is the primary driver of our overall growth in revenue over time.  As further described below, the effect of an increase in value for a particular customer is typically recognized over the life of the customer contract rather than in the particular period in which the enhanced license transaction is completed.

As a result of customers seeking to conserve cash, we shifted our business model in the fourth quarter of 2004 to allow a substantial majority of our customers to pay for licenses over a period of time, rather than upfront at the time of initial purchase.  Extended payment terms, as well as arrangements with technology pools and rights to unspecified future products, generate recurring revenue over a period of time, generally three years, rather than non-recurring upfront license revenue.  Accordingly, most of the revenue we recognize in any particular quarter results from our selling efforts in each of the prior periods during the last three or so years rather than from efforts or changes in the current period.  This business model reduces our dependence on license arrangements that generate non-recurring upfront license revenue in a particular period and provides us with the ability to resist typical software industry quarter-end pressures and decline business with terms, including pricing terms, that may be less favorable to us.  We continue to target achieving greater than 90% of our license revenue as recurring revenue, which we refer to in our financial statements as time-based license revenue.

The Company appreciates your consideration of its response.  Should you have additional questions or need additional information, please contact the undersigned at (650) 584-5441, or Erika Varga, Associate General Counsel, at (650) 584-4241.

Very truly yours,

/s/ BRIAN M. BEATTIE

Brian M. Beattie
Chief Financial Officer

Dr. Aart de Geus (CEO, Synopsys)
Brian E. Cabrera, Esq. (General Counsel, Synopsys)